Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jim B. Rosenberg	June 30, 2011

Re:	PartnerRe Ltd. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 Definitive Proxy Statement on Schedule 14A Filed on April 8, 2011 File No. 001-14536

Dear Mr. Rosenberg

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via your facsimile dated June 7, 2011, relating to the Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A (the “Proxy”) of PartnerRe Ltd. (the “Company”).

Set forth below are our responses to the Staff comments. For your convenience, we have included the comments from the Staff in italicized type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Review of Net Income, page 75

1.
Your European operations accounted for 43%, 41% and 46% of your revenues and your North American Operations accounted for 36%, 41% and 41% of your revenues in 2010, 2009 and 2008.  Based on your disclosure of tax rates by significant location and your overall effective tax rate, it appears that you have higher earnings in countries where you have lower statutory tax rates.  Please provide us proposed disclosure for your MD&A to be included in future periodic filings explaining the underlying reasons for the disproportionate pre-tax income of your operations where you have lower statutory tax rates in relation to your revenue.  Please also consider including in your proposed disclosure the pre-tax earnings and the effective tax rates for Canada, France, Ireland and the United States.

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com

We acknowledge the Staff’s comments related to the discussion of the Company's geographic distribution of revenues and taxable income and the Company's effective tax rate in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). Discussed further below, our response provides certain information related to the Company's business and disclosures in the Form 10-K following comments raised by the Staff and provides the additional disclosures that we propose to include in future periodic filings.

As background, the Company writes premium on a worldwide basis principally through its wholly-owned subsidiaries based in Bermuda, the United States and Ireland and through branches of its Irish subsidiary that are based in France, Switzerland and Canada. As described in Note 22 to the Consolidated Financial Statements for the year ended December 31, 2010, the table providing the geographic distribution of the Company's gross premiums written is based on the location of the underlying risk, and is not based on the location of the Company's subsidiaries and branches. In determining the geographic distribution of premium disclosure, we have followed the requirements of ASC paragraph 280-10-55-22 which indicates that “in determining the revenues attributed to foreign countries, a public entity may allocate revenues from external customers to geographic areas in whatever way it chooses (for example, by selling location, customer location, or the location to which the product is transported, which may differ from the location of the customer), as long as that method is reasonable, consistently applied, and disclosed.” For example, the Company's Bermuda based reinsurance subsidiary writes catastrophe exposed business in various territories such as, but not limited to, Australia, Europe, Japan, New Zealand and the United States. The geographic distribution of gross premiums written table discloses the location of these risks and exposures rather than the location of the PartnerRe subsidiary (in this example, Bermuda) that has legally written the reinsurance treaty with the cedant. We respectfully submit that disclosing premium revenue based on the location of the underlying risk is in accordance with ASC paragraph 280-10-55-22, and is the most meaningful and useful disclosure for users of our financial statements to understand how geographically diverse the Company's business is and to understand the underlying risks of our business. In future periodic filings, we will also add specific clarification in the MD&A that the geographic distribution of gross premiums written is based on the location of the underlying risk.

From a taxation perspective, the PartnerRe subsidiary or branch that has written the business is subject to income tax on its taxable income at the tax rates in effect in that particular jurisdiction. The taxable income of each of the Company's subsidiaries and branches will vary significantly depending on the tax basis and tax rules in effect in each taxing jurisdiction.  Generally, the taxable income of subsidiaries and branches includes, but is not limited to, net premiums earned, net investment income, net realized and unrealized investment gains and losses, net losses and loss expenses and life policy benefits, acquisition costs, other operating expenses, interest expense, and foreign exchange gains and loss. In addition, certain specific adjustments, in any given period in any given jurisdiction, are made in determining taxable income in certain locations and include, but are not limited to, adjusting the tax basis to reflect a local accounting basis, differing tax treatments of realized and unrealized investment gains and losses depending on the jurisdiction, and adjusting the tax basis to foreign exchange rules and exchange rates that are determined by the particular tax authority in certain jurisdictions.

As indicated in the Staff's comment and as discussed in the Company's MD&A disclosure on page 77 of the Form 10-K for the year ended December 31, 2010, the Company's overall effective tax rate can vary significantly depending on the distribution of its taxable income between jurisdictions with comparatively higher tax rates and those with comparatively lower tax rates. The distribution of the Company's taxable income by jurisdiction is driven by many different factors which were discussed in the preceding paragraph. Certain of these factors, which are discussed in the Company's Review of Net Income in the Form 10-K, can have a material and volatile impact on the Company's pre-tax net income during any given period. For example, the Company's catastrophe business, which can result in significant volatility in the Company's net income, is predominantly written in Bermuda, a non-taxable jurisdiction.  As a result, the Company's effective tax rate in any given period is subject to volatility, which may be significant, depending on the geographic jurisdiction of the main drivers of the Company's pre-tax net income.

As such, we respectfully submit that it is not appropriate to use the geographic distribution of gross premiums written table as an appropriate indication of the taxable income of the Company's significant locations or its effective tax rate as the premium distribution table and the determination of the Company's income taxes are computed using very different bases.

In response to the Staff’s comment, in future periodic filings, beginning with the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2011, we will expand the Company's MD&A disclosure to provide additional detail relating to the material underlying factors impacting the geographic distribution of the Company's pre-tax net income and the Company's effective tax rate, as well as, if applicable, a discussion of any other material reasons causing significant fluctuations in the effective tax rate. The proposed MD&A disclosure will be as follows:

“The Company’s effective income tax rate, which we calculate as income tax expense divided by net income before taxes, may fluctuate significantly from period to period depending on the geographic distribution of pre-tax net income in any given period between different jurisdictions with comparatively higher tax rates and those with comparatively lower tax rates. The geographic distribution of pre-tax net income can vary significantly between periods due to, but not limited to, the following factors: the business mix of net premiums written and earned; the geographic location, quantum and nature of net losses and loss expenses incurred; the quantum and geographic location of other operating expenses, net investment income, net realized and unrealized investment gains and losses; and the quantum of specific adjustments to determine the income tax basis in each of the Company's operating jurisdictions.  In addition, a significant portion of the Company’s gross and net premiums are currently written and earned in Bermuda, a non-taxable jurisdiction, including the majority of the Company’s catastrophe business, which can result in significant volatility to the Company's pre-tax net income (loss) in any given period.

The Company's effective income tax rate was xx.x% in the three months ended June 30, 2011 compared to 14.3% in the same period of 2010. The increase [decrease] in the Company's effective income tax rate during the three months ended June 30, 2011 compared to the same period in 2010 was primarily due to (x), (y) and (z).”

In addition, we will also consider including a discussion of pre-tax income and the effective income tax rates of our significant locations, as suggested for consideration by the Staff, whenever these have an unusual or significant impact on the Company’s effective tax rate for a given period.

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

6.  Derivatives, page 159

2.
Please provide us proposed disclosure to be included in future periodic filings that separately presents derivative asset and liability fair values in your tabular disclosure on page 160 and also on page 146.  Refer to ASC 815-10-50-4b.

The Company's proposed disclosures to be included in future periodic filings, beginning with the Quarterly Report on Form 10-Q for the three months ended June 30, 2011, to separately present derivative asset and liability fair values are presented below. For the Staff’s convenience, we have underlined the proposed disclosure changes.

Note x. Fair Value

At June 30, 2011 and December 31, 2010, the Company’s financial instruments measured at fair value were categorized between Levels 1, 2 and 3 as follows (in thousands of U.S. dollars):

	Quoted prices in				Significant
	active markets for		Significant other		unobservable
	identical assets		observable inputs		inputs
June 30, 2011	(Level 1)		(Level 2)		(Level 3)		Total
Fixed maturities
U.S. government and agencies	$	xx	$	xx	$	xx	$	xx
Non-U.S. sovereign government,
supranational and government related		xx		xx		xx		xx
Corporate		xx		xx		xx		xx
Asset-backed securities		xx		xx		xx		xx
Residential mortgage-backed securities		xx		xx		xx		xx
Other mortgage-backed securities		xx		xx		xx		xx
Fixed maturities	$	xx	$	xx	$	xx	$	xx
Short-term investments	$	xx	$	xx	$	xx	$	xx
Equities
Consumer noncyclical	$	xx	$	xx	$	xx	$	xx
Technology		xx		xx		xx		xx
Energy		xx		xx		xx		xx
Finance		xx		xx		xx		xx
Communications		xx		xx		xx		xx
Industrials		xx		xx		xx		xx
Consumer cyclical		xx		xx		xx		xx
Insurance		xx		xx		xx		xx
Other		xx		xx		xx		xx
Mutual funds and exchange traded funds		xx		xx		xx		xx
Equities	$	xx	$	xx	$	xx	$	xx
Other invested assets
Derivative assets
Foreign exchange forward contracts	$	xx	$	xx	$	xx	$	xx
Foreign currency option contracts		xx		xx		xx		xx
Futures contracts		xx		xx		xx		xx
Credit default swaps (protection purchased)		xx		xx		xx		xx
Credit default swaps (assumed risks)		xx		xx		xx		xx

Insurance-linked securities		xx		xx		xx		xx
Total return swaps		xx		xx		xx		xx
Interest rate swaps		xx		xx		xx		xx
Other assets		xx		xx		xx		xx
Derivative liabilities
Foreign exchange forward contracts		xx		xx		xx		xx
Futures contracts		xx		xx		xx		xx
Credit default swaps (protection purchased)		xx		xx		xx		xx
Credit default swaps (assumed risks)		xx		xx		xx		xx
Insurance-linked securities		xx		xx		xx		xx
Total return swaps		xx		xx		xx		xx
Interest rate swaps		xx		xx		xx		xx
Other liabilities		xx		xx		xx		xx
Other invested assets	$	xx		$ xx	$	xx	$	xx
Funds held – directly managed
U.S. government and agencies	$	xx	$	$ xx	$	xx	$	xx
Non-U.S. sovereign government,
supranational and government related		xx		xx		xx		xx
Corporate		xx		xx		xx		xx
Mortgage/asset-backed securities		xx		xx		xx		xx
Short-term investments		xx		xx		xx		xx
Other invested assets		xx		xx		xx		xx
Funds held – directly managed	$	xx		$ xx	$	xx	$	xx
Total	$	xx		$ xx	$	xx	$	xx

	Quoted prices in				Significant
	active markets for			Significant other	unobservable
	identical assets			observable inputs	inputs
December 31, 2010	(Level 1)			(Level 2)	(Level 3)		Total
Fixed maturities
U.S. government and agencies		$—		$917,600		$55,124		$972,724
Non-U.S. sovereign government,
supranational and government related		—		2,819,193		—		2,819,193
Corporate		—		6,066,865		76,982		6,143,847
Asset-backed securities		—		343,518		213,139		556,657
Residential mortgage-backed securities		—		2,305,525		—		2,305,525
Other mortgage-backed securities		—		26,153		290		26,443
Fixed maturities		$—		$12,478,854		$345,535		$12,824,389
Short-term investments		$—		$49,397		$—		$49,397
Equities
Consumer noncyclical		$186,016		$—		$—		$186,016
Technology		119,214		—		—		119,214
Energy		118,372		—		—		118,372
Finance		112,309		—		2,486		114,795
Communications		110,982		—		—		110,982
Industrials		100,572		—		—		100,572
Consumer cyclical		81,595		—		—		81,595
Insurance		48,611		—		—		48,611
Other		90,220		—		—		90,220

Mutual funds and exchange traded funds	60,372	—	40,927	101,299
Equities	$1,028,263	$—	$43,413	$1,071,676
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$27,880	$—	$27,880
Foreign currency option contracts	—	3,516	—	3,516
Futures contracts	30,593	—	—	30,593
Credit default swaps (protection purchased)	—	93	—	93
Credit default swaps (assumed risks)	—	533	—	533
Insurance-linked securities	1,320	—	—	1,320
Total return swaps	—	449	5,592	6,041
Interest rate swaps	—	246	—	246
Other assets	—	—	86,278	86,278
Derivative liabilities
Foreign exchange forward contracts	$—	$(13,647)	$—	$(13,647)
Futures contracts	(7,956)	—	—	(7,956)
Credit default swaps (protection purchased)	—	(2,407)	—	(2,407)
Credit default swaps (assumed risks)	—	(401)	—	(401)
Insurance-linked securities	(695)	—	(698)	(1,393)
Total return swaps	—	—	(12,848)	(12,848)
Interest rate swaps	—	(6,033)	—	(6,033)
Other liabilities	—	(441)	—	(441)
Other invested assets	$23,262	$9,788	$78,324	$111,374
Funds held – directly managed
U.S. government and agencies	$—	$288,164	$368	$288,532
Non-U.S. sovereign government,
supranational and government related	—	384,553	—	384,553
Corporate	—	798,587	—	798,587
Mortgage/asset-backed securities	—	—	12,118	12,118
Short-term investments	—	38,613	—	38,613
Other invested assets	—	—	20,528	20,528
Funds held – directly managed	$—	$1,509,917	$33,014	$1,542,931
Total	$1,051,525	$14,047,956	$500,286	$15,599,767

Note x. Derivatives

The fair values and the related notional values of derivatives included in the Company’s Unaudited Condensed Consolidated Balance Sheets at June 30, 2011 and December 31, 2010 were as follows (in thousands of U.S. dollars):

	Asset		Liability		Net derivatives
	derivatives		derivatives		Net notional
June 30, 2011	at fair value		at fair value		exposure		Fair value
Derivatives designated as hedges
Foreign exchange forward contracts (net investment hedge)	$	xx	$	xx	$	xx	$	xx
Total derivatives designated as hedges	$	xx	$	xx			$	xx

Derivatives not designated as hedges
Foreign exchange forward contracts	$	xx	$	xx	$	xx	$	xx
Foreign currency option contracts		xx		xx		xx		xx
Futures contracts		xx		xx		xx		xx
Credit default swaps (protection purchased)		xx		xx		xx		xx
Credit default swaps (assumed risks)		xx		xx		xx		xx
Insurance-linked securities		xx		xx		xx		xx
Total return swaps		xx		xx		xx		xx
Interest rate swaps		xx		xx		xx		xx
Total derivatives not designated as hedges	$	xx	$	xx			$	xx

Total derivatives	$	xx	$	xx			$	xx

	Asset	Liability	Net derivatives
	derivatives	derivatives	Net notional
December 31, 2010	at fair value	at fair value	exposure	Fair value
Derivatives designated as hedges
Foreign exchange forward contracts (net investment hedge)	$—	$(1,160)	$198,448	$(1,160)
Total derivatives designated as hedges	$—	$(1,160)		$(1,160)

Derivatives not designated as hedges
Foreign exchange forward contracts	$27,880	$(12,487)	$1,770,448	$15,393
Foreign currency option contracts	3,516	—	104,386	3,516
Futures contracts	30,593	(7,956)	1,756,811	22,637
Credit default swaps (protection purchased)	93	(2,407)	113,752	(2,314)
Credit default swaps (assumed risks)	533	(401)	27,500	132
Insurance-linked securities	1,320	(1,393)	88,765	(73)
Total return swaps	6,041	(12,848)	161,408	(6,807)
Interest rate swaps	246	(6,033)	—	(5,787)
Total derivatives not designated as hedges	$70,222	$(43,525)		$26,697

Total derivatives	$70,222	$(44,685)		$25,537

15.  Taxation, page 173

3.
Please provide us proposed disclosure to be included in future periodic filings to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

Regulation S-X Rule 4-08(h) requires that “Disclosure shall be made in the income statement or a note thereto, of (i) the components of income (loss) before income tax expense (benefit) as either domestic or foreign”. In addition the rule clarifies that “For purposes of this rule, foreign income (loss) is defined as income (loss) generated from a registrant's foreign operations, i.e., operations that are located outside of the registrant's home country.” The Company’s country of domicile is Bermuda as disclosed in Item 1 and in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2010 in the Form 10-K. As such, for the purposes of this disclosure, the net income before tax attributable to Bermuda is considered domestic as specified by Regulation S-X.

In response to the Staff’s comment, and in line with the guidance above, our proposed disclosure to be included in future periodic filings, beginning with the Form 10-K for the year ended December 31, 2011, is presented below:

Note x. Taxation

Income before taxes for the years ended December 31, 2011, 2010 and 2009 attributable to domestic and foreign operations was as follows (in thousands of U.S. dollars):

	2011		2010	2009
Domestic (Bermuda)	$	xxx,xxx	$441,074	$895,663
Foreign		xxx,xxx	540,262	903,281
Total	$	xxx,xxx	$981,336	$1,798,944

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis
2010 Annual Incentive Weightings for the Executive Committee, page 41

4.
You state on page 40 that “the primary financial metric used to calculate annual incentives has been Adjusted Return on Equity.”  Yet, the amounts of actual annual incentive payouts reflected in the table on page 40 are much greater than the 40% of target payout predicted by the payout scale for adjusted return on equity performance provided on page 41.  Therefore, the relationship of adjusted return on equity performance to the actual incentive amounts awarded is unclear.

It appears that you also considered three general performance measures in your determination of 2010 annual incentive awards to the named executive officers:  Total group performance, business unit performance and organizational objectives.  However, more information with respect to each of these metrics is needed to understand the specific objectives within each metric, the extent to which each officer achieved such objectives, how the level of achievement related to the payout received and how this modified the bonus that would have been received if such bonus were based solely on adjusted return on equity performance.  In particular, please provide us with revised disclosure for an amendment to your 10-K that explains:

•
for Total Group Performance, the specific target or targets set for Adjusted Total Return on Equity, Premium Volume Metric and group organizational objectives, the actual results achieved, how each of the components was weighted within the Total Group Performance metric and the relationship of the results achieved to the actual annual incentive payout;

•	the targets that were set for Business Unit Performance, the actual results achieved and the relationship of the results achieved to actual annual incentive payout;

•
the targets that were set for Asset Allocation Decisions, Investment Income and Return on Capital on Risk Assets, the actual results achieved and the relationship of the results achieved to actual annual incentive payout; and

•
for Organizational Objectives, the qualitative goals for each of the NEOs, the extent to which each executive officer achieved or failed to achieve these goals and the relationship of the results achieved to actual annual incentive payout.

We acknowledge the Staff’s comment and respectfully submit that the Compensation Committee, comprised of independent members of our board of directors, determined in good faith that, of the various performance metrics for fiscal year 2010 that were applicable to our named executive officers (NEOs), Adjusted Return on Equity was the single material metric for which detailed disclosure was required and that the disclosure of other metrics was not required, because they were not material in the context of our executive compensation policies and practices in 2010.

Item 402(b) of Regulation S-K states that the Compensation Discussion and Analysis (“CD&A”) “shall explain all material elements of the registrant’s compensation of the named executive officers” and Instruction 1 to Item 402(b) states that the purpose of the CD&A “is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.”  Similarly, the answer to Question 118.04 of the Staff’s Compliance & Disclosure Interpretations of Regulation S-K states: “A company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions.  If performance targets are not material in this context, the company is not required to disclose the performance targets.  Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.”

Following the Staff’s guidance on the subject of materiality, the Compensation Committee assessed the materiality of all the metrics used for determining our NEOs’ 2010 annual incentives and concluded that “the primary financial metric used to calculate annual incentives has been Adjusted Return on Equity,” as stated on page 40 of our proxy statement.  As further detailed on page 33 of the proxy statement, Adjusted Return on Equity adjusts Return on Equity by capturing the realized and unrealized gains or losses of our Capital Risks. It was the most heavily-weighted metric among all the metrics used for determining 2010 annual incentives for our current NEOs (i.e., Messrs. Miranthis, Babcock, Clarke, Pestcoe and Walker), as well as Mr. Thiele.  As stated on pages 32 and 49-50 of our proxy statement, Messrs. Benchimol and Meyenhofer announced their departure from the Company in 2010, so their 2010 annual incentive payouts were based on an average of the prior three year actual payouts and target, respectively.

As noted on page 32 of the proxy statement, the individuals that comprise our NEOs changed significantly during 2010. Three NEOs retired, and Mr. Miranthis was promoted to the role of President and Chief Operating Officer.  The 2010 annual incentive calculation for Mr. Miranthis was split based on the different executive officer roles that he held during the year.  As noted on page 40, the annual incentive calculations (as well as other compensation components) for the newly promoted NEOs (Mr. Babcock, Mr. Clarke and Mr. Pestcoe) were pro-rated based on performance for each role held during 2010.

For all current NEOs and Mr. Thiele, 2010 annual incentive payouts were determined based on a combination of three measures: Total Group Performance, Business Unit Performance and Organizational Objectives (with certain of these measures applying only to certain NEOs, as illustrated by the table on page 41 of our proxy statement).  The Total Group Performance measure applied to all current NEOs and Mr. Thiele in 2010 and, for each NEO, it was the most heavily-weighted measure among the measures that applied to him (starting at 100% for Mr. Thiele, 70% for Mr. Babcock and 50% for Messrs. Miranthis, Clarke, Pestcoe and Walker).  Also, for each NEO, among the metrics that make up the Total Group Performance measure, Adjusted Return on Equity was by far the most influential metric, accounting for 65% of the Total Group Performance measure.  For certain NEOs, Return on Equity was also the sole metric that accounted for 100% of the Business Unit Performance measure.  No other metric played such a predominant role in determining the final payouts of our NEOs’ 2010 annual incentives.

While we acknowledge the Staff’s comment that the final payouts of our NEOs’ 2010 annual incentives did not correlate directly to Adjusted Return on Equity alone, the Compensation Committee believes it determined in good faith that the performance of Adjusted Return on Equity was the sole material factor in determining final payouts of annual incentives, that none of the other quantitative metrics were sufficiently weighted to make a meaningful impact on the final payouts of 2010 annual incentives and that the qualitative metrics were not only individually immaterial but also subjective in nature (i.e., not susceptible to quantitative measurement).

In addition, as shown in the graph on page 38 of our proxy statement, for most of our current NEOs and Mr. Thiele, annual incentive constituted less than a quarter of their total compensation in 2010 (for this purpose, “total compensation” means compensation allocated to salary, annual incentive and equity awards, and the percentage would further decrease if annual incentive payouts were compared to total compensation as set forth in column (i) of the Summary Compensation Table on page 55 of our proxy statement).  Therefore, metrics with less weighting used for determining 2010 annual incentives would be even more immaterial when viewed from a total compensation perspective.  Moreover, and as noted on page 40 of our proxy statement, four of our current NEOs had their annual incentive payouts prorated to reflect prior roles during 2010 (three as non-NEOs).  Taking into account these various considerations, the Compensation Committee concluded that providing smaller, immaterial metrics, especially those that only applied to one NEO or those that were qualitative in nature would only serve to prevent our investors from focusing on the material information necessary to an understanding of our compensation policies and practices regarding our NEOs.

As to the bulleted points in the Staff’s comment, as stated on page 41 of our proxy statement, the Total Group Performance measure is made up of three metrics:  Adjusted Return on Equity, Premium Volume and Group Organizational Objectives.  The relative weight, target and actual performance of each metric are shown in the table below:

Metric	Relative weight (within Total Group Performance measure)	Target	Actual performance
Adjusted Return on Equity	65%	13%	9.4%
Premium Volume	20%	$4.1 billion	$4.1 billion
Organizational Objectives	15%	N/A	N/A

As the foregoing table shows and as discussed above, Adjusted Return on Equity was the predominant component of the Total Group Performance measure.  The Premium Volume metric was put in place only for 2010 following our PARIS RE acquisition to set company-wide expectations on the amount of risk-appropriate Non-Life Gross Written Premiums we endeavored to write in 2010, as stated on page 33 of our proxy statement.  The target and actual performance of the Premium Volume metric were also disclosed on page 34 of our proxy statement.  The Premium Volume metric was not considered as a material metric.  The Group Organizational Objectives metric is made up of four qualitative objectives, which were disclosed on page 42 of our proxy statement and vary from year to year; the Compensation Committee also did not consider any of the individual objectives to be material for 2010.

As with all Company employees, Total Group Performance was also among the measures used to determine the portions of 2010 annual incentives of Messrs. Babcock, Clarke and Pestcoe that corresponded to the period in 2010 during which they served as non-executive officers of the Company.  The Adjusted Return on Equity metric is consistent across all employees and constituted 65% of the Total Group Performance metric and was, therefore, a predominant component used to determine 2010 annual incentive payouts of all employees (including the NEOs).

For the NEOs whose 2010 annual incentives included a Business Unit Performance measure, Return on Equity constituted 100% of the Business Unit Performance measure, further underscoring the materiality of this metric and the relative immateriality of other metrics.

The following table shows the type of Return on Equity metric used for the Business Unit Performance measure, weight of the Business Unit Performance measure (among all measures), target and actual performance for each NEO who had a Business Unit Performance measure:

NEO	Metric used for Business Unit Performance measure	Weight of Business Unit Performance measure (among all measures)	Target	Actual performance
Costas Miranthis	Global Return on Equity	30%	13%	10.4%
Emmanuel Clarke	Global Return on Equity	30%	13%	10.4%
Theodore Walker	U.S. Return on Equity	30%	13%	12.2%

The targets and payout scales for Global Return on Equity and U.S. Return on Equity are the same as those for Adjusted Return on Equity, as illustrated by the tables on pages 34 and 41, respectively, of our proxy statement.  Global Return on Equity (by itself and not constituting the Business Unit Performance measure) was also one of the measures used to determine the portions of 2010 annual incentives of Messrs. Miranthis and Clarke that corresponded to the period in 2010 during which they served as the head of our Global business unit.

Mr. Babcock’s and Mr. Thiele’s 2010 annual incentives did not include a Business Unit Performance measure.  Mr. Pestcoe’s 2010 annual incentive included a Business Unit Performance measure, but, as stated on page 41 of our proxy statement, his Business Unit Performance measure was made up of three metrics that pertain only to our Capital Markets Group: Asset Allocation Decisions, Investment Income and Return on Capital on Risk Assets.

Regarding Asset Allocation Decisions, Investment Income and Return on Capital on Risk Assets, these metrics only applied to Mr. Pestcoe’s Business Unit Performance measure.  Because each metric only comprised 10% of Mr. Pestcoe’s 2010 annual incentive payout, the Compensation Committee did not consider any of them individually to be material.  However, we note that the target and actual performance of each of these metrics were disclosed on page 34 of our proxy statement.

As to the Organizational Objectives, each of our current NEO’s Organizational Objectives measure is made up of a number of qualitative personal objectives that vary from year to year.  In 2010, the Compensation Committee considered numerous qualitative personal objectives, none of which covered all of our NEOs.  Rather, the Compensation Committee considered all of the objectives that specifically applied to such NEOs for certain portions of the year (based on their roles within the Company) and reached a subjective view as to how well the NEOs had achieved their personal objectives.  In any event, the Compensation Committee did not consider this measure to be material.

The Compensation Committee takes the Company’s disclosure obligations under Item 402(b) of Regulation S-K extremely seriously and the Chairman of the Compensation Committee has reviewed this response.  In summary, the Compensation Committee believes that the disclosure provided in the proxy statement reflected, in good faith, its determinations, because it included detailed disclosure about the performance metric that it considered material (namely, Adjusted Return on Equity) and provided additional disclosure (including performance targets) about the metrics that were relevant, although not material, in determining our NEOs’ 2010 annual incentive payouts.  The Company intends to continue to comply with its disclosure obligations under Item 402(b) in the future.  In light of the Staff’s comments, the Company hereby undertakes, in its next proxy statement, to clarify the disclosure of the performance metrics that the Compensation Committee considers in determining annual incentive payouts.
* * * * *

The Company recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this information addresses your comments relating to our disclosure.  Thank you for your attention to this matter.

If you have any questions or wish to discuss any part of this letter, please contact me at (441) 294-5211.

Very truly yours

/s/ David Outtrim

David Outtrim
Chief Accounting Officer
PartnerRe Ltd.

cc:        Tabatha Akins, Division of Corporation Finance
Joel Parker, Division of Corporation Finance
Scot Foley, Attorney Advisor
Dan Greenspan, Legal Branch Chief